SHAREHOLDERS' AGREEMENT

This Shareholders' Agreement ("**Agreement**") is dated effective September 28, 2019 among Grief Coach, PBC, a Delaware public benefit corporation (the "**Company**"), and the shareholders of the Company set forth on Schedule 2.1 (collectively, the "**Shareholders**").

SECTION 1. DEFINITIONS

Unless defined elsewhere in this Agreement, capitalized terms used in this Agreement will have the meanings ascribed to them in the attached Appendix A.

SECTION 2. COMPANY

2.1 Company Information. Schedule 2.1 sets forth the following Company information:

(a) the name of each Shareholder;

(b) the number and class of Shares owned by each Shareholder; and

(c) the address of the Company and each Shareholder.

2.2 Amendment. The Company will promptly amend and restate Schedule 2.1 to account for any changes in the information set forth on Schedule 2.1 resulting from matters that occur in accordance with the Act, the Company's articles of incorporation and bylaws, and this Agreement. Upon an amendment, the Company will promptly deliver to each Shareholder a copy of the amended and restated Schedule 2.1.

SECTION 3. RESTRICTIONS ON TRANSFER

3.1 Restriction. No Transfer of Shares may be made unless the Transfer is expressly permitted or required by this Agreement.

3.2 Securities Laws. No offer or Transfer of Shares may be made unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel satisfactory to the Company, that the offer or Transfer is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

3.3 Transferees. No Transfer of Shares may be made unless the transferee is a party to this Agreement, or becomes a party to this Agreement by signing a Joinder Agreement.

3.4 Consent. Each party to this Agreement consents to a permitted transferee becoming a party to this Agreement if the permitted transferee signs a Joinder Agreement.

3.5 Prohibited Transfers. Any Transfer of Shares that is not expressly permitted or required by this Agreement will be null and void and have no force or effect unless the Company is required by applicable law to recognize the Transfer or unless the Company and all of the Shareholders elect to recognize the Transfer.

3.6 Indemnification. Each Shareholder will defend and indemnify the Company and each present and future shareholder, director, officer, employee, and representative of the Company for, from, and against any and all claims, actions, proceedings, damages, liabilities, and expenses of every kind, whether known or unknown, including but not limited to reasonable attorney's fees, resulting from or arising out of any Transfer of Shares by the Shareholder that is not expressly permitted or required by this Agreement.

SECTION 4. PERMITTED TRANSFERS

A Shareholder may Transfer Shares as follows, subject to the terms and conditions set forth in Section 3:

4.1 Prior Consent. A Shareholder may Transfer Shares with the prior written consent of the other Shareholders holding a majority of Shares, which the Shareholders may withhold in their sole discretion.

4.2 Company or Other Shareholders. A Shareholder may, upon 30 days' written notice to the Company and the other Shareholders, Transfer Shares to the Company or to one or more of the other Shareholders.

4.3 Estate Planning. An individual Shareholder may, upon 30 days' written notice to the Company and the other Shareholders, Transfer Shares to one or more entities or trusts that the Shareholder has a controlling interest in.

4.4 Merger. A Shareholder may Transfer Shares in accordance with a plan of merger approved by the Company.

4.5 Death. Subject to Section 5, a Shareholder may Transfer Shares by devise, intestate succession, or operation of law upon the Shareholder's death.

4.6 Transfer Transaction.

(a) A Shareholder who gives a Drag-Along Notice in accordance with Section 9.1 may Transfer Shares in connection with the Transfer Transaction described in the Drag-Along Notice if the Transfer Transaction satisfies the requirements set forth in Section 9.3.

(b) A Shareholder who receives a Drag-Along Notice in accordance with Section 9.1 may Transfer Shares in connection with the Transfer Transaction described in the Drag-Along Notice.

SECTION 5. CALL OPTION TRIGGERING EVENTS

5.1 Call Option Triggering Events. Each of the following is a Call Option Triggering Event:

(a) the death of a Shareholder;

(b) the Bankruptcy of a Shareholder;

(c) the Company terminates a Shareholder's employment with the Company for Cause;

(d) a Shareholder materially breaches this Agreement and fails to cure the breach within 30 days after the Company or any other Shareholder notifies the Shareholder of the breach;

(e) a Shareholder materially breaches any other agreement to which the Shareholder and the Company are parties and fails to cure the breach within 30 days after the Company notifies the Shareholder of the breach;

(f) if a Shareholder is an entity, the dissolution of the Shareholder;

(g) a Shareholder's Transfer of Shares, unless the Transfer is expressly permitted or required by this Agreement; and

(h) a Shareholder's Transfer of Shares pursuant to a decree of dissolution or declaration of invalidity of the Shareholder's marriage.

5.2 Notice.

(a) If the Company obtains actual knowledge that a Call Option Triggering Event has occurred with respect to a Shareholder, the Company will promptly give each Shareholder a notice stating that the Call Option Triggering Event has occurred.

(b) If a Shareholder obtains actual knowledge that a Call Option Triggering Event has occurred with respect to any Shareholder, and if the Shareholder knows or should know that the Company has not obtained such knowledge, the Shareholder will promptly give the Company a notice stating that the Call Option Triggering Event has occurred.

5.3 Company's Option to Buy.

(a) For 30 days after the delivery of the notice specified in Section 5.2(a), the Company will have the option to buy some or all of the Call Option Shares owned by the Shareholder to whom the Call Option Triggering Event occurred,

at the price determined in accordance with Section 6 and on the terms and conditions set forth in Section 7.

(b) The Company may exercise the option by delivering to the Shareholder a notice stating that the option is exercised and specifying the number of Call Option Shares for which the option is exercised.

(c) If the Company does not exercise the option with respect to all of the Call Option Shares owned by the Shareholder within the 30-day period after the delivery of the notice specified in Section 5.2(a), the Company will promptly give the Other Shareholders a notice stating that fact and the number of Call Option Shares for which the option was and was not exercised.

5.4 **Other Shareholders' Option to Buy**.

(a) For 30 days after the delivery of the notice specified in Section 5.3(c), each Other Shareholder will have the option to buy some or all of the Call Option Shares owned by the Shareholder for which the option was not exercised by the Company, at the price determined in accordance with Section 6 and on the terms and conditions set forth in Section 7.

(b) An Other Shareholder may exercise the option by delivering to the Company and the Shareholder to whom the Call Option Triggering Event occurred a notice stating that the option is exercised and specifying the number of Call Option Shares for which the option is exercised.

5.5 **Sale to the Company and the Other Shareholders**. If one or both of the options under Section 5.3 and Section 5.4 are exercised with respect to some or all of the Call Option Shares owned by the Shareholder:

(a) the Company will buy from the Shareholder – and the Shareholder will sell to the Company – the number of Call Option Shares for which the option was exercised by the Company, subject to the terms and conditions of this Agreement;

(b) each Other Shareholder who exercised an option will buy from the Shareholder – and the Shareholder will sell to each Other Shareholder who exercised an option – the number of Call Option Shares for which the option was exercised by the Other Shareholder, subject to the terms and conditions of this Agreement;

(c) if more than one Other Shareholder exercised an option, and if the aggregate number of Call Option Shares specified in the Other Shareholders' notices in Section 5.4(b) exceeds the aggregate number of Call Option Shares available to be bought by the Other Shareholders, then:

(1) each Other Shareholder who exercised an option will have the right to buy the number of Call Option Shares equal to the lesser of:

(A) the number of Call Option Shares specified in the Other Shareholder's notice in Section 5.4(b); and

(B) such proportion of the aggregate number of Call Option Shares available to be bought by the Other Shareholders as the number of Shares owned by the Other Shareholder bears to the number of Shares owned by all Other Shareholders who exercised the option; and

(2) if the aggregate number of Call Option Shares specified in the Other Shareholders' notices in Section 5.4(b) exceeds the aggregate number of Call Option Shares that the Other Shareholders have a right to buy under Section 5.5(c)(1), then each Other Shareholder who exercised an option to buy more Call Option Shares than the Other Shareholder's proportion under Section 5.5(c)(1)(B) will have the right to buy such proportion of such excess as:

(A) the number of Call Option Shares specified in the Other Shareholder's notice in Section 5.4(b) *minus* the number of Call Option Shares that the Other Shareholder has a right to buy under Section 5.5(c)(1);

bears to

(B) the aggregate number of Call Option Shares specified in the Other Shareholders' notices in Section 5.4(b) *minus* the number of Call Option Shares that the Other Shareholders have a right to buy under Section 5.5(c)(1); and

(d) the sale will occur in accordance with Section 8.

5.6 Continued Ownership. If the options under Section 5.3 and Section 5.4 are not exercised with respect to all of the Call Option Shares owned by the Shareholder, the Shareholder will continue to own the number of the Shareholder's Call Option Shares for which no option was exercised, subject to the terms and conditions of this Agreement.

SECTION 6. PRICE

If the price of any Shares is to be determined in accordance with this Section 6, the price will be determined as follows:

6.1 Agreed Value. If the seller and the buyers otherwise agree on a price of the Shares within 30 days after the determination of the parties buying the Shares and the number of Shares being bought by each party, the price of the Shares will be as agreed.

6.2 **Price Per Share**. If seller and the buyers cannot otherwise agree on the price of the Shares within 30 days after the determination of the parties buying the Shares and the number of Shares being bought by each party, then the price of the Shares will be determined as follows:

(a) the fair market value of the net assets of the Company as of the last day of the calendar month in which the event giving rise to the sale occurred will be determined by appraisal;

(b) the fair market value of the net assets of the Company will include goodwill, but will not take into account any impact on the value of the assets resulting from the occurrence of the event giving rise to the sale;

(c) the price per Share will be:

(1) the fair market value of the net assets of the Company;

divided by

(2) the number of Shares as of the date on which the event giving rise to the sale occurred; and

(d) no minority discount or lack of marketability discount will be applied.

6.3 **Appraisal**. If the fair market value of the net assets of the Company is to be determined by appraisal, the fair market value of the net assets of the Company will be determined in accordance with the following provisions:

(a) if the seller and the buyers agree on and retain an appraiser within 30 days after the expiration of the period specified in Section 6.2, the fair market value of the net assets of the Company will be determined by the appraiser;

(b) if the seller and the buyers cannot agree on and retain an appraiser within 30 days after the expiration of the period specified in Section 6.2:

(1) each of the seller and the buyers will retain an appraiser within an additional 30 days;

(2) within an additional 30 days, the appraisers will designate a third appraiser and the seller and the buyers will retain the third appraiser; and

(3) the fair market value of the net assets of the Company will be determined by the third appraiser;

(c) within 60 days after the appraiser who is to determine the fair market value of the net assets of the Company is retained, the appraiser will deliver to the seller and the buyers a written and signed document which sets forth the appraiser's

determination of the fair market value of the net assets of the Company, together with a discussion of the facts, considerations, and opinions on which the determination is based;

(d) the appraiser's determination of the fair market value of the net assets of the Company will be binding on the seller and the buyers;

(e) each appraiser will be a practicing business appraiser with relevant knowledge and experience in one or more of industry sectors in which the Company operates;

(f) each of the seller and the buyers may present facts and opinions to the appraisers, and the appraisers will consider all relevant facts and opinions presented by the seller and the buyers;

(g) each of the seller and the buyers will pay all of the fees, costs, and expenses of any appraiser retained solely by them; and

(h) each of the seller and the buyers will pay 50% of the fees, costs, and expenses of any appraiser retained by both of them.

SECTION 7. PAYMENT TERMS

If the terms and conditions of a sale of any Shares are to be determined in accordance with this Section 7, the terms and conditions will be determined as follows:

7.1 Agreed Terms. If the seller and the buyers agree on the terms and conditions of the sale of the Shares within 30 days after the determination of the parties buying the Shares and the number of Shares being bought by each party, the terms and conditions of the sale of the Shares will be as agreed.

7.2 Payment Terms. If the seller and the buyers cannot agree on the terms and conditions of the sale of the Shares within 30 days after the determination of the parties buying the Shares and the number of Shares being bought by each party, the terms and conditions will be as follows:

(a) 50% of the price of the Shares will be paid on the date that the sale occurs;

(b) the balance of the price of the Shares, together with interest on the unpaid balance from the date of the sale of the Shares, will be paid in 4 equal quarterly installments of principal and interest;

(c) the first installment will be due on the first day of the first calendar quarter after the date of the sale of the Shares, and subsequent installments will be due on the same day of each following quarter;

(d) the buyers will pay interest on the unpaid balance at an annual rate of 3.5%;

(e) if a Shareholder is a buyer, the Shareholder's obligation to pay the balance of the price of the Shares will be:

(1) evidenced by a promissory note, in form and substance reasonably satisfactory to the seller; and

(2) secured by a security interest in the Shareholder's Shares, as evidenced by a pledge agreement, in form and substance reasonably satisfactory to the seller; and

(f) if the Company is a buyer, the Company's obligation to pay the balance of the price of the Shares will be:

(1) evidenced by a promissory note, in form and substance reasonably satisfactory to the seller; and

(2) secured by a security interest in the Company's assets, as evidenced by a security agreement, in form and substance reasonably satisfactory to the seller.

SECTION 8. SALE OF SHARES

If the sale of any Shares is to occur in accordance with this Section 8, the sale will occur as follows:

8.1 Sale.

(a) The sale will occur at a time and date fixed by the seller and the buyers within 30 days after the final determination of the price of the Shares, if the price of the Shares is determined in accordance with Section 6;

(b) The sale will take place at the Company's principal office, or at a place fixed by the seller and the buyers.

(c) All sales to all buyers will occur – and will be deemed to have occurred – simultaneously.

8.2 Deliveries.

(a) Each buyer will sign and deliver to the seller:

(1) a certified check or wire in the amount of the portion of the price of the Shares that will be paid on the date that the sale occurs;

(2) if the buyer is the Company, a redemption agreement that contains:

(A) a representation and warranty by the Company that the Company can lawfully buy the Shares under the Act; and

(B) such other terms and conditions that are customarily included in a redemption agreement, in form and substance reasonably satisfactory to the Company and the seller;

(3) if the buyer is a Shareholder, a stock purchase agreement that contains:

(A) investment representations and warranties by the buyer to ensure compliance with all applicable securities laws, in form and substance reasonably satisfactory to the seller; and

(B) such other terms and conditions that are customarily included in a stock purchase agreement, in form and substance reasonably satisfactory to the buyer and the seller;

(4) any promissory note, pledge agreement, or security agreement required by Section 7.2(e) or Section 7.2(f); and

(b) The seller will deliver to the buyers all share certificates representing the Shares, together with stock powers indorsed to the appropriate buyers, in form and substance reasonably satisfactory to the buyers.

(c) The seller will sign and deliver to each buyer:

(1) if the buyer is the Company, a redemption agreement that contains:

(A) representations and warranties by the seller that the seller is the sole owner of the Shares and that the Shares are free from any encumbrance, including but not limited to any security interest or lien;

(B) investment representations and warranties by the seller to ensure compliance with all applicable securities laws, in form and substance reasonably satisfactory to the Company; and

(C) such other terms and conditions that are customarily included in a redemption agreement, in form and substance reasonably satisfactory to the Company and the seller; and

(2) if the buyer is a Shareholder, a stock purchase agreement that contains:

(A) representations and warranties by the seller that the seller is the sole owner of the Shares and that the Shares are free from any encumbrance, including but not limited to any security interest or lien;

(B) investment representations and warranties by the seller to ensure compliance with all applicable securities laws, in form and substance reasonably satisfactory to the buyer; and

(C) such other terms and conditions that are customarily included in a stock purchase agreement, in form and substance reasonably satisfactory to the buyer and the seller.

(d) The seller, the buyers, and the Company will sign and deliver all other documents and take or cause to be taken all other acts that they deem necessary or appropriate to effect and carry out the sale of the Shares.

SECTION 9. DRAG-ALONG RIGHTS

9.1 Drag-Along Notice. If Shareholders whose Shares exceed 50% of the Shares of all Shareholders agree, propose, or intend to enter into a Transfer Transaction, such Shareholders may give a Drag-Along Notice to the Company and the other Shareholders.

9.2 Other Shareholders' Obligation to Transfer. Subject to Section 9.3, each Shareholder who receives a Drag-Along Notice will:

(a) sign and deliver all documents and take or cause to be taken all other acts that the Shareholders who gave the Drag-Along Notice deem reasonably necessary or appropriate to close the Transfer Transaction; and

(b) unless the Transfer Transaction is terminated or abandoned:

(1) enter into the Transfer Transaction;

(2) Transfer all of the Shareholders' Shares in accordance with the Transfer Transaction; and

(3) if the Transfer is a merger, become a party to any shareholders' agreement, limited liability company agreement, partnership agreement, or other similar agreement among the shareholders, members, partners, or other equity owners of any entity into which the Company merges .

9.3 Transfer Transaction. A Shareholder who receives a Drag-Along Notice will have no obligations under Section 9.2 unless the Transfer Transaction satisfies the following requirements:

(a) the Transfer must be made to one or more of the proposed transferees set forth in the Drag-Along Notice;

(b) the Transfer must be the type of Transfer set forth in the Drag-Along Notice;

(c) if the Transfer is a sale, the price of the Shares must be substantially similar to the price set forth in the Drag-Along Notice;

(d) if the Transfer is a merger, the type and value of the consideration into which the Shares will be converted must be substantially similar to the type and value of the consideration set forth in the Drag-Along Notice;

(e) the other terms and conditions of the Transfer must be substantially similar to the other terms and conditions set forth in the Drag-Along Notice;

(f) the material terms and conditions of the Transfer Transaction must apply equally – and where appropriate, on a pro rata basis – to all Shareholders; and

(g) the Transfer Transaction must close no earlier than 30 days after the delivery of the Drag-Along Notice and no later than 180 days after the delivery of the Drag-Along Notice.

9.4 Waiver of Appraisal Rights. Each Shareholder waives any appraisal rights the Shareholder may have under the Act or otherwise with respect to any Transfer Transaction that satisfies the requirements set forth in Section 9.3, including but not limited to the right to receive an appraisal rights notice from the Company, the right to dissent from the Transfer Transaction, and the right to obtain payment for the Shareholders' shares.

9.5 Expenses. Each Shareholder will bear the Shareholder's own fees, costs, and expenses incurred in connection with the Transfer Transaction.

SECTION 10. NONDISCLOSURE

10.1 Use Restrictions and Nondisclosure Obligations. During a Shareholder's Nondisclosure Period:

(a) the Shareholder will not use Confidential Information for any purpose without the Company's specific prior written authorization, except the Shareholder may use Confidential Information to promote and effect the purposes of the Company; and

(b) the Shareholder will not disclose Confidential Information to any person without the Company's specific prior written authorization, except the Shareholder may disclose Confidential Information:

(1) to the extent necessary to promote and effect the purposes of the Company, on a need-to-know basis, to persons who are informed by the Shareholder of the confidential nature of the Confidential Information and the obligations of the Shareholder under this Section 10;

(2) on a need-to-know basis, to Representatives of the Company or the Shareholder who are informed by the Shareholder of the confidential nature of the Confidential Information and the obligations of the Shareholder under this Section 10; or

(3) in accordance with a judicial or other governmental order, but only if the Shareholder promptly notifies the Company of the order and complies with any applicable protective or similar order.

10.2 Notification and Assistance Obligations. During a Shareholder's Nondisclosure Period, the Shareholder will:

(a) promptly notify the Company of any unauthorized use or disclosure of Confidential Information, or any other breach of this Section 10; and

(b) assist the Company to retrieve any Confidential Information that was used or disclosed by the Shareholder or the Shareholder's Representatives without the Company's specific prior written authorization and to mitigate the harm caused by the unauthorized use or disclosure.

10.3 Exceptions. A Shareholder will not breach Section 10.1 or Section 10.2 by using or disclosing Confidential Information if the Shareholder demonstrates that the information used or disclosed:

(a) is generally available to the public other than as a result of a disclosure by the Shareholder or a Representative of the Shareholder; or

(b) was received by the Shareholder from another person without any limitations on use or disclosure, but only if the Shareholder had no reason to believe that the other person was prohibited from using or disclosing the information by a contractual or fiduciary obligation.

10.4 Return of Confidential Information. Upon the Company's request, each Shareholder will promptly return to the Company all materials containing Confidential Information, together with all copies and summaries of Confidential Information in the possession or under the control of the Shareholder.

SECTION 11. SPOUSAL CONSENT

Contemporaneously with the signing and delivery of this Agreement or any Joinder Agreement, each party who has a spouse who is not also a party to this Agreement will deliver to the Company a Spousal Consent signed by the party's spouse. If a party marries an individual who is not a party to this Agreement after the date of this Agreement, the party will promptly deliver to the Company a Spousal Consent signed by the party's spouse.

SECTION 12. TERMINATION

12.1 Agreement. This Agreement will terminate with respect to all parties upon the earliest to occur of the following:

(a) upon the written agreement of the parties; and

(b) upon the merger of the Company with another entity, if the Company is not the surviving entity.

12.2 Shareholder.

(a) This Agreement will terminate with respect to a Shareholder if the Shareholder sells, exchanges, gifts, or otherwise liquidates all of the Shareholder's Shares in accordance with this Agreement, other than by operation of law as a result of the Shareholder's death, incompetency, or Bankruptcy.

(b) Each Shareholder will sign a Joinder Agreement if the Shareholder sells all of the Shareholder's Shares in accordance with this Agreement, is granted a security interest in some or all of the Shares, and subsequently forecloses the security interest and reacquires some or all of the Shares.

12.3 Effect of Termination. The termination of this Agreement, regardless of how it occurs, will not relieve a party of obligations that have accrued before the termination. All provisions of this Agreement that would reasonably be expected to survive the termination of this Agreement will do so.

SECTION 13. EQUITABLE RELIEF

The parties acknowledge that the remedies available at law for any breach of this Agreement may, by their nature, be inadequate. Accordingly, and in addition to any other remedies available to the parties at law or in equity, each party may obtain injunctive relief or other equitable relief to restrain a breach or threatened breach of this Agreement or to specifically enforce this Agreement, without proving that any monetary damages have been sustained.

SECTION 14. LEGENDS

The Company will imprint each certificate representing Shares with the following legends:

The shares represented by this certificate have not been registered under the Securities Act of 1933 or any state securities laws. No offer, sale, transfer, pledge, or other disposition of the shares represented by this certificate may be made unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

The shares represented by this certificate are subject to certain transfer restrictions set forth in a Shareholders' Agreement dated September 18, 2019 among the Company and its shareholders.

SECTION 15. RECORDS

The Company will keep a copy of this Agreement and all amendments to this Agreement at the Company's principal office or registered office, and this Agreement will be subject to inspection by any Shareholder in accordance with the Act.

SECTION 16. GENERAL

16.1 **No Assignment**. No party may assign or delegate any of the party's rights or obligations under this Agreement to any person unless the assignment or delegation is expressly permitted by this Agreement.

16.2 **Binding Effect**. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

16.3 **Amendment**. This Agreement may be amended only by a written agreement signed by each party, except that the Company may amend Schedule 2.1 in accordance with Section 2.2 without the consent of the other parties.

16.4 **Notices**. All notices or other communications required or permitted by this Agreement:

(a) must be in writing;

(b) must be delivered to the parties at the addresses set forth on Schedule 2.1, or any other address that a party may designate by notice to the other parties; and

(c) are considered delivered:

(1) upon actual receipt if delivered personally or by a nationally recognized overnight delivery service; or

(2) at the end of the third business day after the date of deposit, if deposited in the United States mail, postage pre-paid, certified, return receipt requested.

16.5 **Waiver**. No waiver will be binding on a party unless it is in writing and signed by the party making the waiver. A party's waiver of a breach of a provision of this Agreement will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

16.6 Severability. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

16.7 Further Assurances. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

16.8 No Third-Party Beneficiaries. The parties do not intend to confer any right or remedy on any third party.

16.9 Attachments. Any exhibits, schedules, and other attachments referenced in this agreement are part of this Agreement.

16.10 Remedies. The parties will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

16.11 Governing Law. This Agreement is governed by the laws of the State of Delaware, without giving effect to any conflict-of-law principle that would result in the laws of any other jurisdiction governing this Agreement.

16.12 Venue. Any action, suit, or proceeding arising out of the subject matter of this Agreement will be litigated in courts located in King County, Washington. Each party consents and submits to the jurisdiction of any local, state, or federal court located in King County, Washington.

16.13 Attorney's Fees. If any arbitration, action, suit, or proceeding is instituted to interpret, enforce, or rescind this Agreement, or otherwise in connection with the subject matter of this Agreement, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees and other fees, costs, and expenses of every kind incurred in connection with the arbitration, action, suit, or proceeding, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

16.14 Entire Agreement. This Agreement contains the entire understanding of the parties regarding the subject matter of this Agreement and supersedes all prior and contemporaneous negotiations and agreements, whether written or oral, between the parties with respect to the subject matter of this Agreement.

16.15 Signatures. This Agreement may be signed in counterparts. An electronic transmission of a signature page will be considered an original signature page. At the request of a party, each other party will confirm an electronically-transmitted signature page by delivering an original signature page to the requesting party.

[signature pages to follow]

Dated effective as of the date set forth in the preamble.

Company:

Grief Coach, PBC

____
By: ___Emma Payne_______________
Its: ___CEO______________________

Shareholders:

____
Emma Payne

____
Lisa Bancroft